Intrepid Technology & Resources, Inc.
501 West Broadway, Suite 200
Idaho Falls, Idaho  83402

August 27, 2007

Via EDGAR & Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jennifer Hardy, Branch Chief

Re:

Intrepid Technology & Resources, Inc.
Registration Statement on Form SB-2
Filed on May 21, 2007
File No. 333-143122

Dear Ms. Hardy:

This letter sets forth the responses of Intrepid Technology & Resources, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated June 19, 2007 (the "Comment Letter") with respect to the above-referenced filings.  In addition, the Company has filed through EDGAR  Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Registration Statement") which incorporates the Company's responses to the Staff's comments to the Registration Statement and updates certain of the disclosures.

We have reproduced below in italics each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

General

1.

Comment:  Because of the nature and size of the transaction being registered for the affiliates of the company, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(l)(i) and instead appears to represent a primary offering which must be made at a fixed price.  Please revise as a primary offering or reduce the number of shares being registered.  We note your disclosure on page 2 that you are registering 30% of your outstanding shares.  However, it appears you are registering a much larger percentage of your outstanding public float.

Response:  We have reduced the number of shares we are seeking to register to 33% of our public float and have revised the disclosure on page 2 to indicate the number of

Ms. Jennifer Hardy

Securities and Exchange Commission

August 27, 2007

shares being registered as a percentage of our public float rather than the number of shares outstanding.

Transactions with Cornell Capital, page 13

Current Transaction, page 13

2.

Comment: Please reconcile the 29,616,070 shares held by officers and directors on page 14 with the amount held by officers and directors in the principal stockholders table on page 41.

Response:  We have clarified the disclosure on page 2 to indicate that the number of shares as being held by officers and directors does not include any shares which they beneficially owned as a result of ownership of stock options.

3.

Comment:  Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Response:  We have added the requested tabular disclosure.

4.

Comment: Please revise the table on page 15 as follows:

•

reflect the dollar value of the securities underlying the $1 million convertible notes based on the May 2007 date of sale;

•

revise footnote 4 and the corresponding column in the table to reflect the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes) and revise the remainder of the table accordingly; and

•

add a column disclosing the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholder may receive.

Response:  We have revised the table as requested.   We respectively believe that the information requested by the last bullet point is already included in the tables provided.

Ms. Jennifer Hardy

Securities and Exchange Commission

August 27, 2007

5.

Comment: Please provide tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder presented in a table with the following information disclosed separately;

•

market price per share of the underlying securities on the date of the sale of that other security;

•

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:  We have added the requested tabular disclosure or such information is already present in the table on page 15 which has been revised in response to comment 4 .

6.

Comment: Please provide tabular disclosure of:

•

the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

Ms. Jennifer Hardy

Securities and Exchange Commission

August 27, 2007

•

the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in the table on page 15 and in response to Comment 5.

Further, please disclose as a percentage of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in the table on page 15 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:  We have added the requested tabular disclosure.

Prior Transactions with Cornell Capital, page 16

7.

Comment: Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

Ms. Jennifer Hardy

Securities and Exchange Commission

August 27, 2007

•

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:  We have added the requested tabular disclosure.

8.

Comment: Please provide tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•

the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•

the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•

the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•

the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Response:  We have added the requested tabular disclosure.

9.

Comment: Please disclose whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.  We note your risk factor disclosure on page 9 regarding repayment.

Response: We have added disclosure to indicate that we expect that the selling stockholder will convert the overlying securities and that we will not have the financial resources to repayment them if they do not.  We have also added a cross reference to “Risk Factors.”

10.

Comment: Please provide disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of

Ms. Jennifer Hardy

Securities and Exchange Commission

August 27, 2007

the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:  We believe that a description of the relationships and arrangements between and among the parties already is presented in the prospectus and we have added a statement to that effect.  While most if not all of the prior agreements between us and those parties are no longer in effect and therefore in our opinion not material, we have included any agreement that was material at the time is was in effect as an exhibit to the registration statement.

Selling Stockholder, page 19

11.

Comment: Please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response:  We have added a description of the method by which we determined the number of shares we are seeking to register

Plan of Distribution, page 20

12.

Comment: Please revise throughout this section to state that Cornell is an underwriter.

Response:  We understand that the requirement that the selling stockholder be referenced as an underwriter is only applicable if we are seeking to register more that 33% of the public float.  As we are registering less 33%, we have not revised the section which will continue to indicate that YA Global Investments (formerly Cornell Capital) may be an underwriter.

Ms. Jennifer Hardy

Securities and Exchange Commission

August 27, 2007

Executive Compensation, page 36

13.

Comment: Please revise to comply with the updated Items 402 and 404 of Regulation S-B disclosure requirements adopted by the Commission and published in Release No. 33-8732A, including the new tables.

Response:  We have revised this section to comply with updated Items 402 and 404.

Thank you for your assistance in this matter.  Please call me at (208) 529-5337 or Michael Schwamm of Duane Morris LLP, counsel to Intrepid, at (212) 692-1054 if you have any comments or questions, or if we can be of any assistance.

Sincerely,

/s/ Dennis Keiser

cc:

Brigitte Lippmann, SEC

Michael D. Schwamm, Esq./Duane Morris, LLP